Emeco Holdings Limited

RECEIVED
2008 OCT -3 A 11:03

[redacted]

08005165

SUPPL

25 September 2008

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

082-35011

Re: Exemption File number ~~82-350111~~

I enclose a copy of a letter dated 26 August 2008 that was sent to the SEC for which we have not had a letter returned confirming your receipt of the notices.

To finalise this matter, please kindly acknowledge receipt of these notices by returning a copy of the original letter stamped by the SEC. A reply-paid envelope is enclosed.

For your information, the market announcements referred to in the letter were posted on the company's website on the date of announcement to the Australian Stock Exchange.

For more information please call me on +61-8-9420-0262 or email jenni.skinner@emecoequipment.com.

Sincerely

Jenni Skinner
PA to General Manager Corporate Services

PROCESSED
OCT 0 7 2008
THOMSON REUTERS